                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                             (Amendment No. 1) /1/


                          PARAGON HEALTH NETWORK, INC.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   698940103
                                 (CUSIP Number)

                                ROBERT W. KADLEC
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 APRIL 13, 1998
                                 --------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 12 Pages)

---------------------

 /1/ The remainder of this cover page shall be filled out for a reporting a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 698940103                    13D              PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      APOLLO INVESTMENT FUND III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,777,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          17,777,778/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,777,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/2/ See Item 5.

-----------------------                                  ---------------------
  CUSIP NO. 698940103                    13D              PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      APOLLO UK PARTNERS III, L.P

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED KINGDOM

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,777,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          17,777,778/3/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,777,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/3/ See Item 5.

-----------------------                                  ---------------------
  CUSIP NO. 698940103                    13D              PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      APOLLO OVERSEAS PARTNERS III, L.P

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,777,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          17,777,778/4/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,777,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/4/ See Item 5.

-----------------------                                  ---------------------
  CUSIP NO. 698940103                    13D              PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      APOLLO MANAGEMENT, L.P

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,777,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          17,777,778/5/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,777,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/5/ See Item 5.

-----------------------                                  ---------------------
  CUSIP NO. 698940103                    13D              PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      APOLLO ADVISORS II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          17,777,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          17,777,778/6/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,777,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      43%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


------------------------
/6/ See Item 5.

13   This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D dated November 4, 1997 and filed with the Securities and Exchange Commission on behalf of Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo UK Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners", and together with Fund III and UK Partners, the "Apollo Purchasers"), Apollo Advisors II, L.P., a Delaware limited partnership ("Apollo Advisors") and Apollo Management, L.P., a Delaware limited partnership ("Apollo Management") (collectively, the "Reporting Entities") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Paragon Health Network, Inc., a Delaware corporation (the "Issuer").

Item 3 is hereby amended to add the following:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As previously reported, the Reporting Entities acquired beneficial ownership of 14,367,591 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) and pursuant to the Proxy and Voting Agreement, dated as of November 4, Apollo Management was granted a three year irrevocable proxy to vote the 3,410,187 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) acquired by Chase Equity Associates, L.P., a California limited partnership, Healthcare Equity Partners, L.P., a Delaware limited partnership, Healthcare Equity QP Partners, L.P., a Delaware limited partnership, Key Capital Corporation, a Delaware corporation, Key Equity Partners 97, a Delaware limited partnership, Drax Holdings, L.P., a Delaware limited partnership, Walnut Growth Partners Limited Partnership, a Delaware limited partnership, and Keith B. Pitts (collectively, the "Remaining Purchasers" and together with the Apollo Purchasers, the "Purchasers") (including transferees) on matters as to which the Remaining Purchasers are entitled to vote.

     In connection with the execution and delivery of an Agreement and Plan of Merger, dated as of April 13, 1998 (the "Mariner Merger Agreement"), by and among the Issuer, Paragon Acquisition Corp., Inc., a wholly owned subsidiary of the Issuer ("Acquisition Sub"), and Mariner Health Group, Inc. ("Mariner"), Apollo Management and Keith B. Pitts entered into a Termination and Release of Proxy and Voting Agreement, dated as of April 13, 1998, which provides for the termination of all rights and obligations under the Proxy and Voting Agreement with respect to Mr. Pitts and the 150,000 shares of Common Stock he beneficially owns that are subject to the Proxy and Voting Agreement, effective upon consummation of the merger of Acquisition Sub and Mariner.

     All reference to, and summaries of, the Termination and Release of Proxy and Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such agreement, the full text of which is filed as exhibit A hereto and incorporated herein by this reference.

Item 4 is hereby amended to add the following:

ITEM 4.   PURPOSE OF TRANSACTION

     The Apollo Purchasers acquired the shares Common Stock in order to acquire a significant equity interest in the Issuer and for general investment purposes. The Apollo Purchasers maintain the right to change their investment intent, and, subject to the restrictions set forth in the Stockholders Agreement (as described below), to propose one or more possible transactions to the Issuer and or other stockholders of the Issuer.

     As previously reported, the Purchasers and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement"), dated as of November 4, 1997, which, among other things: (i) grants to Apollo Management the right to nominate six of the eleven nominees to the board of directors of the Issuer, provided that no more than four of such nominees will be partners, directors, officers or employees of Apollo (the number of Apollo nominees decreases if the Apollo Purchasers transfer certain percentages of the shares acquired in the Recapitalization Merger); and (ii) contains "drag-along" rights which require the Purchasers to transfer all shares of Common Stock in connection and together with the sale of all of the shares then owned by Apollo in certain transactions.

     In connection with the execution and delivery of the Mariner Merger Agreement, certain of the Purchasers entered into Amendment No. 1 to Stockholders Agreement, dated as of April 13, 1998, which, among other things:
(i) reduces Apollo Management's right to nominate nominees to the board of directors of the Issuer from six of the eleven nominees to five of the eleven nominees; (ii) extends such nomination rights from November 4, 2000 until the fifth anniversary of the consummation of the merger of Acquisition Sub and Mariner; and (iii) terminates all rights and obligations under the Stockholders Agreement with respect to Mr. Pitts and the 150,000 shares of Common Stock he beneficially owns that are subject to the Stockholders Agreement, effective upon consummation of the merger of Acquisition Sub and Mariner.

     All reference to, and summaries of Amendment No. 1 to Stockholders Agreement in this Schedule 13D are qualified in their entirety by reference to such agreement, the full text of which is filed as exhibit B hereto and incorporated herein by this reference.

Item 5 is hereby amended by substituting the following for the first paragraph and table thereof:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

     As of April 13, 1998, the Apollo Purchasers are the beneficial owners of an aggregate 14,367,591 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) in the following allocations:

               Fund III                        13,100,370 shares
               UK Partners                        484,188 shares
               Overseas Partners                  783,033 shares
                                               =================
               TOTAL                           14,367,591 SHARES

     In addition, by virtue of the Stockholders Agreement and the Proxy and Voting Agreement, the Reporting Persons may exercise dispositive and voting power over the 3,410,187 shares of Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) held by the Remaining Purchasers. Upon consummation of the Merger of Acquisition Sub and Mariner such additional ownership shall be reduced by the 150,000 shares of Common Stock beneficially owned by Keith B. Pitts.

Item 6 is hereby amended to read in its entirety:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the execution and delivery of the Mariner Merger Agreement, Apollo Management and the Apollo Purchasers entered into the Parent Voting Agreement, dated as of April 13, 1998, pursuant to which, among other things, until the Mariner Merger Agreement is terminated Apollo Management and the Apollo Purchasers agreed to: (i) vote in favor of the merger of Acquisition Sub with Mariner and the other transactions contemplated by the Mariner Merger Agreement; (ii) vote against (A) any other merger, merger agreement, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or
(B) any action or agreement that is intended, or could reasonably be expected to impede, interfere with, delay, or attempt to frustrate, prevent or nullify the merger of Acquisition Sub with Mariner, the Mariner Merger Agreement or any of the other transactions contemplated thereby. None of Apollo Management and the Apollo Purchasers received any consideration from Mariner in connection with the execution and delivery of the Parent Voting Agreement.

     All reference to, and summaries of, the Parent Voting Agreement in this
Schedule 13D are qualified in their entirety by reference to such agreement, the full text of which is filed as exhibit C hereto and incorporated herein by this reference.

     The response to Items 3, 4 and 5 of this Schedule 13D are incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:    Termination and Release of Proxy and Voting Agreement, dated as of April 13, 1998

     Exhibit B:    Amendment No. 1 to Stockholders Agreement, dated as of April
                   13, 1998

     Exhibit C:    Parent Voting Agreement, dated as of April 13, 1998


                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo UK Partners III, L.P., and Apollo Advisors II, L.P.

Dated as of this 23rd day of April, 1998.

APOLLO INVESTMENT FUND III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/
                    ---
                    Name:  Michael D. Weiner
                    Title: Vice President


APOLLO OVERSEAS PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/
                    ---
                    Name:  Michael D. Weiner
                    Title: Vice President


APOLLO UK PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/
                    ---
                    Name:  Michael D. Weiner
                    Title: Vice President

APOLLO ADVISORS II, L.P.

     By:  Apollo Capital Management II, Inc.,
          Its General Partner

          By:  /s/
               ---
               Name:   Michael D. Weiner
               Title:  Vice President


APOLLO MANAGEMENT, L.P.

     By:  AIF III Management, Inc.,
          Its General Partner

          By:  /s/
               ---
               Name:   Michael D. Weiner
               Title:  Vice President

EXHIBIT INDEX TO AMENDMENT NO. 1 TO SCHEDULE 13D

   Exhibit A:    Termination and Release of Proxy and Voting Agreement, dated as of April 13, 1998

   Exhibit B:    Amendment No. 1 to Stockholders Agreement, dated as of April
                 13, 1998

   Exhibit C:    Parent Voting Agreement, dated as of April 13, 1998 April 21,
                 1998


                                      S-1